May 31, 2017

Donald Steinberg
Chief Executive Officer
Marijuana Company of America, Inc.
5256 S. Mission Road, 703 #314
Bonsall, CA 92003

       Re: Marijuana Company of America, Inc.
           Registration Statement on Form 10-12G
           Filed May 23, 2017
           File No. 000-27039
Dear Mr. Steinberg:

         Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. Specifically, you have not provided interim financial statements for the most recent quarterly period per Rule 8-08 of
Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments.

         This registration statement will become effective on July 22, 2017. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

        Please contact Chris Edwards at (202) 551-6761 or Mary Beth Breslin at
(202) 551-3625
with any questions.



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